

December 5, 2011

Via E-mail
Wesley E. Fry, CEO
W270, Inc.
4221 Camino Allegre
La Mesa, CA 91941

> **Re: W270, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed November 8, 2011**
> **File No. 333-176388**

Dear Mr. Fry:

We have reviewed your amended registration statement and have the following comments. Prior comments refer to those in our letter dated October 18, 2011.

General

1.   Please be advised that we are continuing to review your responses to prior comments 1 and 12 and may have additional comments.

2.   Please update your financial statements and related disclosures pursuant to Rule 8-08 of Regulation S-X.

Exhibit 23.1

3.   Please ensure that the consent of your independent registered accounting firm refers to the correct filing. In this regard, the consent filed in November 8, 2011 Form S-1/A (Amendment No. 2) refers to the "Registration Statement on Form S-1/Pre-Effective Amendment No.1." Please revise accordingly.

If you have any questions regarding these comments, please contact me at (202) 551-3456. If you need additional assistance, you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3730.

Sincerely,

/s/ Matthew Crispino

Matthew Crispino
Staff Attorney

Wesley E. Fry
W270, Inc.
December 5, 2011
Page 2

cc: <u>Via E-mail</u>
        Gary B. Wolff, Esq.